EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009

Net Interest Income	$390,244	$381,750	$338,258	$281,627	$172,785
Effect of Tax Benefit on Interest Income	9,452	9,659	8,178	7,778	6,282

Net Interest Income (TE) (1)	399,696	391,409	346,436	289,405	179,067

Non-interest Income	168,958	175,997	131,859	133,890	344,537
Effect of Tax Benefit on Noninterest Income	1,964	1,981	1,775	1,669	1,558

Non-interest Income (TE) (1)	170,922	177,978	133,634	135,559	346,095

Total Revenues (TE) (1)	$570,618	$569,387	$480,070	$424,964	$525,162

Total Non-interest Expense	$473,085	$432,185	$373,731	$304,249	$223,260
Less Intangible Amortization Expense	(4,720)	(5,150)	(5,121)	(4,935)	(2,893)

Tangible Operating Expense (2)	$468,365	$427,035	$368,610	$299,314	$220,367

Net income	$65,103	$76,395	$53,538	$48,826	$158,354
Effect of Intangible Amortization, net of tax	3,068	3,348	3,328	3,208	1,880

Cash earnings	$68,171	$79,743	$56,866	$52,034	$160,234

Net Income per Common Share- Diluted	$2.20	$2.59	$1.87	$1.88	$8.41
Effect of Intangible Amortization per diluted share, net of tax	0.10	0.11	0.11	0.13	0.11

Cash Earnings per Share- Diluted	$2.30	$2.70	$1.98	$2.01	$8.52

Return on Average Common Equity	4.26%	5.05%	3.77%	3.91%	20.08%
Effect of Intangibles (2)	1.94	2.16	1.53	1.36	10.58

Return on Average Tangible Common Equity (2)	6.20%	7.21%	5.30%	5.27%	30.66%

Efficiency Ratio	84.6%	77.5%	79.5%	73.2%	43.2%
Effect of Tax Benefit Related to Tax Exempt Income	(1.7)	(1.6)	(1.7)	(1.6)	(0.7)

Efficiency Ratio (TE) (1)	82.9%	75.9%	77.8%	71.6	42.5%
Effect of Amortization of Intangibles	(0.8)	(1.0)	(1.1)	(1.2)	(0.5)

Tangible Efficiency Ratio (TE) (1) (2)	82.1%	74.9%	76.7%	70.4%	42.0%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009

Net income	$65,103	$76,395	$53,538	$48,826	$158,354
Income tax expense	15,869	28,496	16,981	19,991	90,338

Income before income tax expense	$80,972	$104,891	$70,519	$68,817	$248,692

Fixed charges
Interest on short-term and other borrowings	$11,107	$14,086	$11,515	$18,987	$21,919

Fixed charges excluding interest on deposits	11,107	14,086	11,515	18,987	21,919
Interest on deposits	35,846	49,364	70,554	95,757	75,683

Fixed charges including interest on deposits	$46,953	$63,450	$82,069	$114,744	$97,602
Preferred stock dividends	—	—	—	—	3,350

Fixed charges including preferred stock dividends	$46,953	$63,450	$82,069	$114,744	$100,952

Earnings for ratio computations (1)
Excluding interest on deposits	$92,079	$118,977	$82,034	$87,804	$270,611
Including interest on deposits	$127,925	$168,341	$152,588	$183,561	$346,294

Ratio of earnings to fixed charges (2)
Excluding interest on deposits	8.29	8.45	7.12	4.62	12.35
Including interest on deposits	2.72	2.65	1.86	1.60	3.55

Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	8.29	8.45	7.12	4.62	10.71
Including interest on deposits	2.72	2.65	1.86	1.60	3.43

(1)	Earnings are the sum of income before income tax expense and fixed charges.
(2)

For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.